Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus

Supplement dated July 18, 2013

Registration No. 333-189195

July 18, 2013

Chemtura Corporation

$450,000,000 5.75% Senior Notes due 2021

This Free Writing Prospectus supplements and is otherwise qualified in its entirety by reference to the Preliminary Prospectus Supplement dated July 18, 2013 (the “Preliminary Prospectus Supplement”). The information in this Free Writing Prospectus supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent this information is inconsistent with the information therein. Capitalized terms used in this Free Writing Prospectus but not defined herein have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	Chemtura Corporation (the “Company”)

Guarantees:	The Notes will be fully and unconditionally guaranteed on a senior unsecured basis, jointly and severally, by each subsidiary that guarantees the Company’s outstanding 7.875% Senior Notes due 2018 (the “2018 Notes”).

Aggregate Principal Amount:	$450,000,000

Security:	5.75% Senior Notes due 2021 (the “Notes”)

Maturity:	July 15, 2021

Issue Price:	100.00%

Coupon:	5.75%

Yield to Maturity:	5.75%

Interest Payment Dates:	January 15 and July 15 of each year, beginning on January 15, 2014.

Record Dates:	December 31 and June 30 of each year

Gross Proceeds:	$450,000,000

Net Proceeds to the Company (Before Expenses):	$443,250,000

Redemption Provisions

Make-Whole Call:	At any time and from time to time prior to July 15, 2016, the Company may redeem the Notes, in whole or in part, at its option, upon not less than 30 nor more than 60 days’ prior notice at a redemption price equal to 100% of the principal amount of such Notes plus the Applicable Premium as of, and accrued and unpaid interest, if any, to but not including, the applicable redemption date.

Redemption Prices:	At any time and from time to time on or after July 15, 2016, the Company may redeem the Notes, in whole or in part, at its option, upon not less than 30 nor more than 60 days’ prior notice at a redemption price equal to the respective percentage of the principal amount of any Notes being redeemed set forth below during the twelve-month period beginning on July 15 of the year indicated below, plus accrued but unpaid interest, if any, to but not including the applicable redemption date.

	Year	Percentage
	2016	104.313%
	2017	102.875%
	2018	101.438%
	2019 and thereafter	100.000%

Redemption with Proceeds of Equity Offering:	At any time and from time to time prior to July 15, 2016, the Company may redeem the Notes (including any additional notes) with the net cash proceeds received by the Company from any equity offering at a redemption price equal to 105.750% plus accrued but unpaid interest, if any, to but not including the applicable redemption date, in an aggregate principal amount for all such redemptions not to exceed 35% of the original aggregate principal amount of the Notes (including any additional notes); provided that (1) in each case the redemption takes place not later than 90 days after the consummation of the related Equity Offering; and (2) not less than 50% of the original aggregate principal amount of the Notes (including any additional notes) issued under the indenture remains outstanding immediately after such redemption (excluding the aggregate principal amount of all Notes then held by the Company or any of its Restricted Subsidiaries).

Change of Control Repurchase Event:	Unless the Company has previously or concurrently mailed a redemption notice with respect to all the outstanding Notes as described in the Preliminary Prospectus Supplement under “Description of Notes—Optional Redemption,” upon the occurrence of a Change of Control Repurchase Event with respect to the Notes, each holder of Notes will have the right to require the Company to repurchase all or any part of such holder’s Notes at a purchase price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to, but excluding, the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date that occurs prior to the repurchase date).

Use of Proceeds:	The Company intends to use a portion of the net proceeds from the sale of the Notes to pay the consideration in a concurrent Tender Offer and Consent Solicitation the Company has undertaken in respect of the 2018 Notes and to pay related fees and expenses, including tender premiums. The remaining net proceeds from the sale of the Notes of approximately $45 million, together with approximately $55 million of cash on hand, will be used to separately repay $100 million of the outstanding Term Loan upon completion of the offering.

Trade Date:	July 18, 2013

Settlement (T+3):	July 23, 2013

Denominations:	$2,000 principal amount and integral multiples of $1,000 in excess thereof.

CUSIP:	163893 AD2

ISIN:	US163893AD27

Form of Offering:	SEC Registered (Registration No. 333-189195)

Joint Book-Running Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC Barclays Capital Inc. Goldman, Sachs & Co.

Co-Manager:	RBC Capital Markets, LLC

The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, or you can request it by contacting Citigroup Global Markets Inc. toll-free at 877-858-5407.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.

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